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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                        Shelter Components Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)
                    Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                   82283500
                 ---------------------------------------------
                                (CUSIP Number)
     Herbert S. Wander, Esq., 525 West Monroe Street, Suite 1600, Chicago,
                      Illinois  60661-3693 (312) 902-5267
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                               October 21, 1997
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Larry D. Renbarger

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4            PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5            Not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6            U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  -0-   (See Item 5.)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                1,091,113  (See Item 5.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                     394,200  (See Item 5.)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10         -0-  (See Item 5.)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              456,700   (See Item 5.)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Excludes an aggregate of 737,538 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13            5.8%  (See Item 5.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14            IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 3 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Gerald R. Stults

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4           PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5           Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6           U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7        -0-  (See Item 5.)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8        1,091,113  (See Item 5.)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          424,047  (See Item 5.)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10         -0-  (See Item 5.)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11           424,047  (See Item 5.)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [x]
      Excludes an aggregate of 707,691 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           5.4%  (See Item 5.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14           IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           William N. Harper

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4         PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5         Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6         U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          -0-  (See Item 5.)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,091,113  (See Item 5.)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9        8,983  (See Item 5.)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10       -0-    (See Item 5.)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         8,983


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [x]
      Excludes an aggregate of 1,087,130 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Item 2, 4 and 6.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           .1%  (See Item 5.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14         IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 5 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cornelius J. Murphy

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- (See Item 5.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,091,113 (See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          96,170 (See Item 5.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 5.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          155,095 (See Item 5.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      Excludes an aggregate of 999,943 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.0% (See Item 5.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         5 of 16

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 6 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      William J. Barrett

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- (See Item 5.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,091,113 (See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          130,377 (See Item 5.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 5.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          131,783 (See Item 5.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      Excludes an aggregate of 965,736 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7% (See Item 5.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         6 of 16

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 7 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Herbert M. Gardner

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- (See Item 5.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,091,113 (See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          98,594 (See Item 5.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 5.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          106,210 (See Item 5.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      Excludes an aggregate of 997,519 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4% (See Item 5.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         7 of 16

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 8 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mark C. Neilson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- (See Item 5.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,091,113 (See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          59,906 (See Item 5.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 5.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          59,906 (See Item 5.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      Excludes an aggregate of 1,066,207 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .8% (See Item 5.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         8 of 16

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                       PAGE 9 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Arthur M. Borden

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- (See Item 5.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,091,113 (See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          20,086 (See Item 5.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 5.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          20,086 (See Item 5.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      Excludes an aggregate of 1,076,027 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .3% (See Item 5.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         9 of 16

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 82283500                                      PAGE 10 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Steven A. Salzer

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    PF.00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- (See Item 5.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,091,113 (See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          10,000 (See Item 5.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- (See Item 5.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          10,000 (See Item 5.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      Excludes an aggregate of 1,091,113 shares owned by other signatories to a certain Shareholders Agreement, dated October 21, 1997, as described more fully in Items 2, 4 and 6.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .1% (See Item 5.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     The Title of the Class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Shares") of Shelter Components Corporation, an Indiana corporation (the "Company"). The principal executive office of the Company is located at 2831 Dexter Drive, Elkhart, Indiana 46514.

Item 2. Identity and Background

     This Schedule 13D is filed by Larry D. Renbarger, Gerald R. Stults, William
N. Harper, Cornelius J. Murphy, William J. Barrett, Herbert M. Gardner, Mark C. Neilson, Arthur M. Borden, and Steven A. Salzer (collectively, the "Reporting Persons") in connection with that certain Shareholders Agreement (the "Shareholders Agreement"), dated as of October 21, 1997, among the Reporting Persons, Kevco, Inc., a Texas corporation ("Kevco") and SCC Acquisition Corp., an Indiana corporation ("Newco").

     Pursuant to the Shareholders Agreement, the Reporting Persons have agreed, among other things, to tender the number of shares of Common Stock of the Company (the "Shares") set forth below pursuant to that certain Agreement and Plan of Merger dated October 21, 1997 by and among the Company, Kevco and Newco (the "Merger Agreement"). Pursuant to the Merger Agreement, Newco has agreed to purchase each of the outstanding Shares for $17.50 in cash (the "Offer"), without any interest thereon. As required by the Merger Agreement, Kevco, Newco and the Reporting Persons entered into the Shareholders Agreement with respect to Shares held by the Reporting Persons as of the date of the Shareholders Agreement, together with any Shares thereafter acquired by the Reporting Persons before termination of the Shareholders Agreement. As of the date of the Shareholder Agreement, 1,091,113 Shares (or 14% of the outstanding Shares) were subject to the Shareholders Agreement.

     Under the Shareholders Agreement, the Reporting Persons agreed to validly tender (and not withdraw except in the case of termination of the Merger Agreement as a result of a Superior Proposal (as defined in the Merger Agreement)) these Shares in accordance with the terms of the Offer. Furthermore, the Reporting Persons agreed, during the effective period of the Shareholders Agreement, to vote their Shares in favor of the Merger Agreement and generally to vote their Shares against certain other actions. In addition, under the Shareholders Agreement, each Reporting Person granted to and appointed Kevco and certain of its officers proxy and attorney-in-fact to vote their Shares, or grant a consent or approval in respect of the Shares in favor of the transactions contemplated by the Merger Agreement and against certain other actions.

     This summary is qualified in its entirety by reference to the full text of the Shareholders Agreement, filed as Exhibit A hereto.

     Larry D. Renbarger is the Chief Executive Officer and a director, Gerald R. Stults is the Chief Operating Officer, the President and a director, Mark C. Neilson is the Chief Financial Officer, the Treasurer, and a director, and Steven A. Salzer is the Vice President and General Counsel of the Company. The Company's principal executive office is located at 2831 Dexter Drive, Elkhart, Indiana 46514. The Company's primary business is the manufacturing and distribution of supplies for manufactured housing.

     Arthur M. Borden, age 76, has been a director since 1985. He is of counsel to the law firm of Rosenman & Colin and also a director of Scientific Industries, Inc., a manufacturer of laboratory testing instruments and equipment.

     William N. Harper, age 52, is retired. Prior to June 30, 1996, Mr. Harper was Senior Vice President and Chief Financial Officer of National Steel Corporation, an integrated steel company, since October 1995. Previously, Mr. Harper was employed as Vice President and Controller of Clark Equipment Company, a manufacturer, for 10 years. Mr. Harper has been Chairman of the Board since May 1995 and a Director since May 1990.

     William J. Barrett, age 57, has been a director since 1981. He has been a Senior Vice President of Janney Montgomery Scott Inc., investment bankers, since January 1978. Mr. Barrett had been Chairman of the Board from August 1987 to May 1995. Mr. Barrett is also a director of Supreme Industries, Inc., a specialized truck body and shuttle bus manufacturer, TGC Industries, Inc., a geophysical services company, and American Country Holdings, Inc., a property and casualty insurance holding company.


                                      11                                11 of 16

     Herbert M. Gardner, age 57, has been a director since 1981. He has been a Senior Vice President of Janney Montgomery Scott Inc., investment bankers, since January 1978. Mr. Gardner is also Chairman of the Board of Supreme Industries, Inc., a specialized truck body and shuttle bus manufacturer, and a director of American Casualty Holdings, Inc., a property and casualty insurance holding company, Nu Horizons Electronics Corp., an electronic components distributor, TGC Industries, Inc. a geophysical services company, Hirsch Internal Corp., a distributor of computerized embroidery machines and application software, Transmedia Network, Inc., a marketer of savings charge cards, and Inmark Enterprises, Inc., a marketing and sales promotion services company.

     Cornelius J. Murphy, age 59, is retired. He has been a director since January 1979. Mr. Murphy is the former President of Danube Carpet Mills, Inc., a major subsidiary of the Company and former Vice Chairman of the Board of the Corporation.

     None of the Recording Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Each Reporting Person is a United States Citizen.

     Each Reporting Person disclaims beneficial ownership of the Shares held by the other Reporting Persons and disclaims being a member of a "group" with such persons within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 3. Source and Amount of Funds or Other Consideration

     All funds used by Reporting Persons to purchase shares of the Common Stock were obtained from such Reporting Persons' personal funds and, in the case of options to purchase Common Stock which any Reporting Person holds, it is expected that the funds to exercise such options will be from personal funds.

Item 4. Purpose of Transaction

     The Reporting Persons each acquired their respective shares of Common Stock for the purpose of investment.

     Pursuant to the Shareholders Agreement, the Reporting Persons have agreed, among other things, to tender their Shares of Company Common Stock pursuant to the terms and conditions of the Offer and in accordance with the Merger Agreement pursuant to which, among other things, Newco will be merged with and into the Company and the Company, as the surviving corporation in the Merger, will become a wholly owned subsidiary of Kevco. The foregoing summary is qualified in its entirety by reference to the full text of the Shareholders Agreement attached as Exhibit A hereto.

     The Merger Agreement provides that the Company will not, during the term of the Merger Agreement, declare any dividends or distributions.

     If the Merger Agreement is approved and the Merger is consummated, the Company will become a wholly owned subsidiary of Kevco and the Company's Board of Directors, which currently consists of Arthur M. Borden, William B. Riblet, Larry D. Renbarger, William N. Harper, Ronald D. Minzey, Mark C. Neilson, William J. Barrett, Herbert M. Gardner, Cornelius J. Murphy and Gerald R. Stults, will be replaced by a Board of Directors selected by Kevco.

     Except as set forth above, as of the date of this Schedule, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

                                      12                                12 of 16

Item 5.  Interest in Securities of the Issuer

   (a)-(b) Larry D. Renbarger is the owner of record of 353,575 Shares. Mrs. Renbarger is the owner of record of 62,500 Shares. Mr. Renbarger holds 40,625 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Renbarger will tender 353,575 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   Gerald R. Stults is the owner of record of 383,422 Shares. Mr. Stults holds 40,625 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Stults will tender 383,422 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   William N. Harper is the owner of record of 3,983 Shares. Mr. Harper holds 5,000 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Harper will tender 3,983 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   Cornelius J. Murphy is the owner of record of 91,170 Shares. Mrs. Murphy is the owner of record of 58,825 Shares. Mr. Murphy holds 5,000 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Murphy will tender 91,170 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   William J. Barrett is the owner of record of 125,377 Shares. Mrs. Barrett is the owner of record of 1,406 Shares. Mr. Barrett holds 5,000 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Barrett will tender 125,377 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   Herbert M. Gardner is the owner of record of 93,594 Shares. Mrs. Gardner is the owner of record of 7,616 Shares. Mr. Gardner holds 5,000 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Gardner will tender 93,594 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   Mark C. Neilson is the owner of record of 24,906 Shares. Mr. Neilson holds 35,000 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Neilson will tender 24,906 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   Arthur M. Borden is the owner of record of 15,086 Shares. Mr. Borden holds 5,000 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. Pursuant to the Shareholders Agreement, Mr. Borden will tender 15,086 Shares pursuant to the Offer and will vote such Shares in favor of the Merger.

   Steven A. Salzer is the owner of record of 0 Shares. Mr. Salzer holds 10,000 options to purchase Shares which will be terminated in exchange for a cash settlement under the terms of the Merger Agreement. All Shares beneficially owned by Mr. Salzer are options and therefore are subject to the terms of the Shareholders Agreement.

   Each Reporting Person disclaims beneficial ownership of the Shares held by the other Reporting Persons and disclaims being a member of a "group" with such persons within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   (c) The only transactions effected during the past 60 days by any of the Reporting Persons relate to donations to charaties by Mr. Renbarger of 2,300 Shares and by Mr. Murphy of 12,400 Shares.

   (d) Not applicable.

   (e) Not applicable.

                                                                        13 of 16

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Concurrently with the execution and delivery of the Merger Agreement, Kevco entered into the Shareholders Agreement with the Reporting Persons (who constitute certain directors and executive officers of the Company who are holders of Common Stock).

   Voting. Pursuant to the Shareholders Agreement, the Reporting Persons agreed, during the effective period of the Shareholders Agreement, to vote or cause to be voted their Shares (i) in favor of the Merger, the Merger Agreement and all actions contemplated by the Merger Agreement and the Shareholders Agreement, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Shareholders Agreement, and (iii) except as otherwise agreed to in writing in advance by Kevco, against the following actions other than the Merger and the transactions contemplated by the Merger Agreement: (A) any extraordinary corporate transaction, such as merger, consolidation, or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Restated Articles of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement and the Shareholders Agreement Finally, under the Shareholders Agreement, such officers and directors each granted to and appointed Kevco and certain of its officers proxy and attorney-in-fact (with full power of substitution) to vote such Shares, or grant a consent or approval in respect of the Shares in favor of the transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement). The covenants and agreements with respect to Shares held by such officers and directors terminate upon the earliest of (w) the acquisition of the Shares by Kevco or Newco pursuant to the Offer, (x) the Effective Time of the Merger (as defined in the Merger Agreement), (y) the termination of the Merger Agreement or the withdrawal or modification by the Company's board of directors of its recommendation of the Offer or the Merger as permitted by section 7.3(b) of the Merger Agreement, and (z) the six month anniversary of the date of the Shareholders Agreement. Such officers and directors acknowledged that Kevco was entering into, and causing Kevco to enter into, the Merger Agreement in reliance upon their execution and delivery of the Shareholders Agreement.

   Representations, Warranties, Covenants and Other Agreements. Pursuant to the Shareholder's Agreement, the Reporting Persons have made certain customary representations, warranties and covenants, including with respect to (i) their ownership of the shares of the Shares, (ii) their capacity and authority to enter into and perform their obligations under the Shareholders Agreement, (iii) noncontravention, (iv) the receipt of requisite governmental consents and approvals, (v) the absence of liens and encumbrances on and in respect of their shares of the Shares, (vi) restrictions on the transfer of their shares of the Shares, and (vii) further assurances.

   Termination. Other than as provided in the Shareholders Agreement, the Shareholders Agreement will terminate by its terms on the earlier to occur of the termination of the Merger Agreement or the Effective Time.

   The foregoing summary is qualified in its entirety by reference to the full text of the Shareholders Agreement attached as Exhibit A hereto.

Item 7.  Material to Be Filed as Exhibits

     Exhibit A:    Shareholders Agreement, dated as of October 21, 1997, by and among Kevco, Newco and the Reporting Persons

     Exhibit B:    Agreement and Plan of Merger, dated as of October 21, 1997, by and among Kevco, Newco and the Company (filed as Exhibit 1 to the Company's 14D-9 which was filed on October 28, 1997).

                                      14                               14 of 16

                                      Signatures

   After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

   Each of the undersigned hereby constitutes and appoints Steven A. Salzer with fully power to act, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments to this Schedule 13D and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Exchange Act of 1934, this
Schedule 13D has been signed below by the following persons in the capacities and on the date indicated:

Dated:  November 6, 1997

                                               Larry D. Renbarger
                                               -------------------------
                                                  Larry D. Renbarger


                                               G. Ray Stults
                                               -------------------------
                                                  G. Ray Stults


                                               William N. Harper
                                               -------------------------
                                                  William N. Harper


                                               Mark C. Neilson
                                               -------------------------
                                                  Mark C. Neilson


                                               William J. Barrett
                                               -------------------------
                                                  William J. Barrett


                                               Arthur M. Borden
                                               -------------------------
                                                  Arthur M. Borden


                                               Herbert M. Gardner
                                               -------------------------
                                                  Herbert M. Gardner


                                        15                              15 of 16

                                              Cornelius J. Murphy
                                              --------------------------
                                                 Cornelius J. Murphy


                                               Steven A. Salzer
                                               -------------------------
                                                 Steven A. Salzer



                                         16                             16 of 16